[GRAPHIC  OMITED]


Corporate  Headquarters:
100  Cummings  Center,  Suite  235M
Beverly,  MA  01915
P:  978-921-2727
F:  978-524-8887


September  22,  2005

Delivered  by  electronic  submission  via  EDGAR,  Fax,  and by Federal Express

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance,  Room  4561
Washington,  D.C.  20549

     RE:     LOCATEPLUS  HOLDINGS  CORPORATION
     FORM  10-KSB  FOR  FISCAL  YEAR  ENDED  DECEMBER  31,  2004
     FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 FILE NO. 000-49957

Ladies  and  Gentlemen:

     On behalf of LocatePLUS Holdings Corporation (the "Company"), I enclose for
                                                        -------
your review the Company's responses to the comment letter, dated August 23, 2005, issued to the Company.

     The numbering of the responses below corresponds to the numbering of comments in the letter from the Staff received by the Company in response to its filing of Forms 10-KSB for the Fiscal Year Ended December 31, 2004 and 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005. A copy of the Staff's letter is being provided via Federal Express with a copy of this letter for the convenience of the Staff.

FORM  10-KSB  FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2004
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COMMENT  1.

We note your statement, in the second paragraph on page 12, that you made a significant change to your billing practice in 2004 by implementing a minimum usage fee. Tell us the details of these changes, including the significant terms of your billing arrangements both before and after the changes, when these changes were implemented, the impact on your revenue recognition policy and the quantitative impact on the amount of revenue recognized in the period of implementation and in periods subsequent to adoption.

RESPONSE  1.

     Prior to the implementation of the minimum usage fee, customers were charged for usage on a per search basis for any use of our searchable database. If they did not use, they would not be charged. At the end of any month, customers would be billed for their usage, and revenue would be recognized for the month in which they used. On November 1, 2004, the Company implemented a new minimum usage fee. The minimum usage fee placed a requirement on our online customers to use a minimum of $15 per month. If they used less than $15 during the month, they would incur a minimum usage fee of the difference between their usage and the minimum. For example, if they used $10 in searches, they would receive a $5 minimum usage fee charge. The minimum usage fee contributed approximately $270,000 for the last two months of 2004, approximately $290,000 for the Quarter Ended March 31, 2005, and approximately $125,000 for the Quarter Ended June 30, 2005. The contribution of the minimum usage fee has decreased recently in great part due to increased usage by customers that were incurring the fee. The impact of the resulting increased usage is not easily measurable as customers only incur the fee if usage is below the minimum. No change has occurred to our revenue recognition policy.

COMMENT  2.

Your disclosure on page 10 suggests that for revenue recognition purposes, delivery of your LocatePLUS product is considered complete "when there is either an agreed upon royalty fee or the requested information is downloaded." Tell us how delivery is accomplished in each situation.

RESPONSE  2.

     LocatePLUS provides access to a searchable database that is delivered via the internet. This information is delivered to our online customers through our website www.locateplus.com and they are charged for the specific information that is requested. This information is delivered to our channel partners over the internet through an XML data stream and we receive either a usage-based fee or royalty depending on the particular agreement. In either case, access constitutes delivery.

 COMMENT  3.

We note your statement, in the first paragraph on page 13, that revenue from your LocatePLUS and Entersect products increased $4.1 million, or 61.5%, in 2004. Please tell us what portion of this increase, if any, was attributable to the changes in billing practices, described on page 12. Tell us what consideration you gave to disclosing this trend in MD&A.

RESPONSE  3.

     The portion of the increase attributable to the addition of a minimum usage fee was approximately $200,000 or about 8%. Because the fee implemented was a minimum usage fee, it had the affect of increasing customer usage, a fact which we disclosed in MD&A.

COMMENT  4.

Your disclosure appears to be substantially similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please advise whether for the periods covered by the reports referenced above, your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please note that this comment is also applicable to the Forms 10-QSB for the fiscal quarters ended March 31 and June 30, 2005 and should be considered in your future filings.

RESPONSE  4.

     The officers believe that for the periods covered by the reports referenced above, disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to management including the chief executive officer and chief financial officer, and allow timely decisions regarding required disclosure. Further clarification will be considered in future filings.

FORMS  10-QSB  FOR  THE  FISCAL  QUARTERS  ENDED  MARCH  31  AND  JUNE  30, 2005
--------------------------------------------------------------------------------

COMMENT  5.

You disclose that on July 8, 2005, the completed a private placement of convertible term notes of $8 million. Tell us how you will account for these convertible term notes. That is, indicate whether these notes contain a beneficial conversion feature. Tell us how your accounting complies with EITF 98-5 and 00-27.

RESPONSE  5.

     The notes do contain and will be accounted for with a contingent beneficial conversion feature. After allocating relative fair value between the detachable warrants and the convertible notes, the conversion feature has intrinsic value; however, the conversion will only occur upon future events that the Company does not control. If the future events occur, and the notes are converted, the beneficial conversion feature will be recognized at that time. This is consistent with and complies with EITF 98-5 and 00-27.

COMMENT  6.

We note your statements in the above-referenced Forms 10-QSB, that there were no "significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K. See also Exchange Act Rule 13a-15(d). Please tell us for the quarters ended March 31, 2005 and June 30, 2005, whether there was "any change" that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting.

RESPONSE  6.

     For the quarters ended March 31, 2005 and June 30, 2005, there were no changes that materially affected or were reasonably likely to materially affect, internal controls over financial reporting.

COMMENT  7.

In your previous correspondence with the Staff, dated January 20, 2005, you stated that "at no time has the Company discovered, or reported in any of its reports filed with the Commission, any significant deficiency or material weakness" and that no corrective actions were therefore necessary. In your correspondence you indicated that future references to such corrective actions would be removed unless such actions were "actually necessary, identified or undertaken". Please tell us the nature of any significant deficiencies or material weaknesses have since been identified.

RESPONSE  7.

     No significant deficiencies or material weaknesses have since been identified.

COMMENT  8.

We note in your issuance of recent press releases such as "LocatePLUS Posts Record Preliminary First Quarter Revenues of $2.9 Millions" (June 1, 2005),
"LocatePLUS Online Customer Base Reaches 20,000 Users" (June 9, 2005), "LocatePLUS Awarded $6 Million Channel Partnership" (October 28, 2004). Tell us what consideration you give to potential reporting obligations under Form 8-K when issuing press releases. For each of the press releases identified as examples above, tell us how you determined that no reporting obligation existed.

RESPONSE  8.

Prior to issuing any press release, we review the requirements of Form 8-K to determine whether such a filing is required. With respect to the June 1, 2005 press release referenced in your letter, we did not follow our own procedures, but we acknowledge that a Form 8-K should have been filed in connection with that press releases and have since filed such report. The October 28, 2004 press release referenced in your letter refers only to a letter of intent between the Company and its channel partner. However, we have determined that a Form 8-K should have been furnished to the Commission upon execution of the definitive agreement in January 2005 and have since filed such report. We see no basis under the requirements of Form 8-K for filing such a form in connection with the June 9, 2005 press release referenced in your letter.




                                      * * *



     In  connection  with  this  response letter, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event that the Commission has any questions about the foregoing, please contact the undersigned at (617) 799-4596.

                              Very  truly  yours,

                              /s/  James  C.  Fields

                              James  C.  Fields
                              Acting  Chief  Financing  Officer